UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TWINLAB CONSOLIDATED HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. David Still

c/o One Fishers Road

Pittsford, New York 14534

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,711,241
	8	Shared Voting Power 253,271,167
	9	Sole Dispositive Power 88,711,241
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 88,711,241
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30%
14	Type of Reporting Person IN

1	Names of Reporting Persons Golisano Holdings LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,711,241
	8	Shared Voting Power 253,271,167
	9	Sole Dispositive Power 88,711,241
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 88,711,241
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30%
14	Type of Reporting Person OO

This Amendment No.1 amends the Statement on Schedule 13D filed by B. Thomas Golisano (“Golisano”) and Golisano Holdings LLC (“Golisano Holdings” and collectively with Golisano, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on October 16, 2015 (as amended to date, the “Schedule 13D”), which relates to the common stock (“Common Stock”), par value $0.001 per share, of Twinlab Consolidated Holdings, Inc., a Nevada corporation with its principal offices at 632 Broadway, Suite 201, New York, New York 10012 (the “Company”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends Item 3, Item 5 and Item 6 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following text as the last full paragraphs thereof:

“On January 28, 2016, Golisano Holdings lent the Company $2,500,000.00 pursuant to that certain Unsecured Promissory Note, dated January 28, 2016 (the “Note”). The Note matures on January 28, 2019. Interest on the outstanding principal accrues at a rate of 8.5% per year. The principal of the Note is payable in twenty-four (24) monthly installments of $104,166.67 commencing on February 28, 2017.

The Note provides that the Company issue into escrow in the name of Golisano Holdings a warrant to purchase an aggregate of 1,136,363 shares of Common Stock at an exercise price of $.01 per share (the “Warrant”). The Warrant will not be released from escrow or be exercisable unless and until the Company fails to pay Golisano Holdings the entire unamortized principal amount of the Note and any accrued and unpaid interest thereon as of January 28, 2019 or such earlier date as is required pursuant to an Acceleration Notice (as defined in the Note).

The Warrant is also subject to customary adjustments upon any recapitalization, capital reorganization or reclassification, consolidation, merger or transfer of all or substantially all of the assets of the Company. The shares of Common Stock issuable pursuant to the Warrant are also entitled to the benefits of the Registration Rights Agreement.

The foregoing descriptions of the Note and the Warrant are qualified in their entirety by reference to the full text of such documents, which documents are exhibits 10.112 and 10.113, respectively, to the Company’s Current Report on Form 8-K filed with the SEC by the Company on February 3, 2016.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are not being amended to reflect the shares of Common Stock issuable upon exercise of the Warrant since the Warrant is not exercisable within sixty (60) days of the date of this Schedule 13D. Accordingly, Golisano Holdings does not beneficially own (as defined by Rule 13d-3 under the Act) such shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the transaction described in Item 3 of this Amendment No. 1, neither of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following text as the last paragraph thereof:

“On January 28, 2016, (i) the Company issued the Note to Golisano Holdings and (ii) the Company executed the Warrant and delivered it to an escrow agent to be held in escrow pursuant to the terms of (x) the Note and (y) a letter agreement between the Company and Fisher Asset Management LLC as escrow agent.”

Item 7.	Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits thereto:

Exhibit A	Unsecured Promissory Note, dated January 28, 2016, issued by Twinlab Consolidated Holdings, Inc. in favor of Golisano Holdings, LLC (Incorporated herein by reference to Exhibit 10.112 to the Current Report on Form 8-K filed with the SEC on February 3, 2016 by Twinlab Consolidated Holdings, Inc.)

Exhibit 16	Warrant, dated January 28, 2016, issued by Twinlab Consolidated Holdings, Inc. to Golisano Holdings, LLC (Incorporated herein by reference to Exhibit 10.113 to the Current Report on Form 8-K filed with the SEC on February 3, 2016 by Twinlab Consolidated Holdings, Inc.)”

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016	/s/ B. Thomas Golisano
B. Thomas Golisano

Golisano Holdings LLC

Dated: February 5, 2016	By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member